UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of June 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Shareholders Equity Update in Accordance with Nasdaq Listing Rule 5550(b)(1)

BloomZ Inc. the Company hereby reports that as of May 20, 2025, its shareholders equity has exceeded US$5 million, in compliance with the minimum continued listing requirement under Nasdaq Listing Rule 5550(b)(1).

The shareholders equity position as of the reporting date is detailed below:

Balance as of March 31, 2025: USD 1,839,683

Capital raised from April 1 to May 20, 2025: USD 3,275,405

Total Shareholders Equity as of May 20, 2025: USD 5,115,088

This equity increase is the result of successful private placement financings and strategic capital infusions in recent months. The Company remains committed to fulfilling all Nasdaq continued listing standards.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: June 3rd, 2025